25 York Street, Suite 800 Toronto, Ontario Canada MSJ 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release
TMX, NYSE - HBM 2023 No. 11

Independent Proxy Advisory Firms, ISS and Glass Lewis, Support Hudbay's Plan of Arrangement with Copper Mountain and Recommend Shareholders Vote "FOR"

• The transaction makes "strategic sense" as it increases scale, diversification and could result in a valuation re-rating

• Have questions or need help voting? Contact Kingsdale Advisors:

o Hudbay Shareholders at 1-855-682-2031 (toll free in North America)

o Copper Mountain Shareholders / CDI holders at 1-855-682-2031 (toll free in North America)

o or email contactus@kingsdaleadvisors.com

• Visit www.HudbayPOA.com or www.CopperMountainPOA.com for more details

Toronto, Ontario, June 2, 2023 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) and Copper Mountain Mining Corporation ("Copper Mountain") (TSX: CMMC) (ASX: C6C) are pleased to announce that Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co., LLC ("Glass Lewis"), have recommended that shareholders vote FOR the previously announced transaction whereby Hudbay will acquire all of the issued and outstanding common shares of Copper Mountain pursuant to a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction").

Both ISS and Glass Lewis are leading independent proxy advisory firms who, among other services, provide proxy voting recommendations to pension funds, investment managers, mutual funds, and other institutional shareholders. The recommendations are consistent for both Hudbay and Copper Mountain resolutions in connection with their respective special meetings of shareholders scheduled to be held on June 13, 2023.

In reaching its recommendation, ISS stated the following for Hudbay: "Vote FOR this resolution as the transaction is expected to be accretive to the company's NAV per share, generate meaningful operational and cost synergies, provide scale and diversification benefits, and could result in a potential valuation re-rating."

In its Copper Mountain report, ISS says, "The transaction makes strategic sense as it will result in a combined company with increased size, scale, and diversification of production, development, and exploration assets". Permission to use quotations from the ISS report was neither sought nor obtained.

On May 18, 2023, Hudbay and Copper Mountain filed a Joint Management Information Circular ("the Circular") and related meeting materials (collectively with the Circular, the "Meeting Materials") in connection with their respective special meetings of shareholders scheduled to be held on June 13, 2023. The Meeting Materials are available on SEDAR under each company's profile at www.sedar.com, under Hudbay's profile on EDGAR at www.sec.gov, under Copper Mountain's profile on the ASX at www.asx.com.au, on Hudbay's website at https://www.hudbayminerals.com and on Copper Mountain's website at http://www.cumtn.com and have been mailed to shareholders of both Hudbay and Copper Mountain. Shareholders are encouraged to review the Meeting Materials prior to voting on the Transaction.

Proxy Voting Deadline

Shareholders are reminded that the Board of Directors of each of Hudbay and Copper Mountain unanimously approved the Transaction and recommend that each of their respective shareholders vote FOR the Transaction ahead of proxy voting deadlines below:

• Hudbay Shareholders:

o Friday, June 9, 2023 at 10:30 a.m. EST

• Copper Mountain Common Share and CDI holders:

o Common Shareholders: Friday, June 9, 2023 at 9:00 a.m. PST

o CDI Holders: Wednesday, June 7, 2023 at 5:00 p.m. AWST

The Transaction

The Transaction involves a proposed acquisition by Hudbay of all of the issued and outstanding Copper Mountain shares (other than Copper Mountain shares held by dissenting Copper Mountain shareholders, if any) in exchange for Hudbay shares by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Under the Transaction, each Copper Mountain shareholder (other than any dissenting Copper Mountain shareholders) will receive 0.381 of a Hudbay share for each Copper Mountain share or Copper Mountain CDI held. If the Transaction is completed, Copper Mountain will become a wholly-owned subsidiary of Hudbay.

The consideration to be received by Copper Mountain shareholders represents a premium of approximately 23% based on the 10-day volume-weighted average price of the Hudbay shares and Copper Mountain shares on the Toronto Stock Exchange on April 12, 2023, the last trading day prior to the announcement of the Transaction.

In addition to shareholder approvals, the Transaction is subject to final court approval and the satisfaction of certain other customary closing conditions for transactions of this nature. The Toronto Stock Exchange has conditionally approved the listing of the Hudbay common shares to be issued in connection with the Transaction, and the requisite regulatory approval for the Transaction under the Competition Act (Canada) has been obtained. It is currently anticipated that the effective date of the Transaction will occur on or about June 20, 2023.

Shareholder Questions and Assistance with Voting

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

Copper Mountain Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623- 4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

About Hudbay Minerals Inc.

Hudbay (TSX, NYSE: HBM) is a diversified mining company with long-life assets in North and South America. The company's Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Its Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. Further information about Hudbay can be found on www.hudbay.com.

About Copper Mountain Mining Corporation

Copper Mountain owns 75% of the Copper Mountain Mine, which is located in southern British Columbia near the town of Princeton. The Copper Mountain Mine produces approximately 100 million pounds of copper equivalent on average per year. Copper Mountain trades on the Toronto Stock Exchange under the symbol "CMMC" and Australian Securities Exchange under the symbol "C6C". Additional information is available on Copper Mountain's web page at www.CuMtn.com.

For further information, please contact:

Hudbay

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387
candace.brule@hudbay.com

Copper Mountain

Tom Halton

Director, Investor Relations and Corporate Communications

(604) 682-2992
Tom.Halton@CuMtn.com

Cautionary Note Regarding Forward-Looking Information

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's and Copper Mountain's expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to statements with respect to the consummation and timing of the Transaction; approval by shareholders of Hudbay and Copper Mountain; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of the Transaction; growth potential and expectations regarding the timing, receipt and anticipated effects of court and other consents and approvals; non-withdrawal of regulatory approvals; the impact of the Transaction on shareholders of Hudbay and Copper Mountain and other stakeholders and other anticipated benefits of the Transaction. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, amongst others, risks related to failure to receive approval by shareholders of Hudbay and Copper Mountain, the required court and other consents and approvals to effect the Transaction, the potential of a third party making a superior proposal to the Transaction, the possibility that the definitive arrangement agreement could be terminated under certain circumstances.

Forward-looking information are based on management of the parties' reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

Hudbay and Copper Mountain undertake no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.